Exhibit 12.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      I, Olivier Dubois, Chief Financial Officer of Technip-Coflexip, a société anonyme organized under French law, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Technip-Coflexip on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, to my knowledge:

•	fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

•	the information contained in such Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and results of operations of Technip-Coflexip.

By:	/s/ Olivier Dubois

Name: Olivier Dubois
Title: Chief Financial Officer

Date: June 24, 2003